UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-142665).

Through this report we are communicating the following information provided on May 18, 2007 by Lan Argentina S.A. (“Lan Argentina”), a subsidiary of LAN Airlines S.A. (“LAN” or “the Company”) (NYSE: LFL / IPSA: LAN):

“Lan Argentina reports that yesterday, May 17, 2007 at 11:30pm, after a long meeting at the Secretary of Transportation with the Association of Aeronautical Technical Personnel (Asociación del Personal Técnico Aeronáutico or APTA) and the Association of Airline Pilots (Asociación de Pilotos de Líneas Aereas or APLA), we reached an agreement to put an end to the strike that commenced last Monday. After negotiations in which Ricardo Jaime, the Secretary of Transportation and Ricardo Cirielli, Subsecretary of Aerocommercial Transport, union directors and Lan Argentina partcipated, the parties reconciled their positions with respect to the open issues regarding the collective bargaining agreements of both labor unions.

Lan Argentina appreciates the understanding and collaboration of its passengers and cargo clients who suffered from the unexpected events and renews its commitment to providing services with the highest quality, safety and service standards.

It should be noted that all passengers who were affected by the labor strike were offered a choice of flying with other airlines, receiving a ticket refund or using their ticket at a future date.”

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, AND THE SECURITIES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ANY PUBLIC OFFERING OF THE SECURITIES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS CONTAINING DETAILED INFORMATION REGARDING LAN AIRLINES S.A. (THE “COMPANY”) AND THE COMPANY’S MANAGEMENT, INCLUDING FINANCIAL STATEMENTS. SUCH PROSPECTUS WILL BE MADE AVAILABLE THROUGH THE COMPANY. THE COMPANY INTENDS TO REGISTER A PORTION OF THE OFFERING IN THE UNITED STATES.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer